Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-204908

UBS AG
$7,905,000
Capped Leveraged Buffered EURO STOXX 50® Index-Linked Medium-Term Notes due August 20, 2019

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (August 20, 2019) is based on the performance of the U.S. dollar value of the EURO STOXX 50® Index (the underlier) as measured from the trade date (August 15, 2017) to and including the determination date (August 15, 2019). We will determine the U.S. dollar value of the underlier by multiplying the closing level of the underlier on the relevant trading day by the USD/EUR exchange rate (expressed as the number of U.S. dollars per one euro) on that day. The initial underlier level and the final underlier level will incorporate this U.S. dollar adjustment. If the final underlier level on the determination date is greater than the initial underlier level of 4,056.8392335, the return on your notes will be positive, subject to the maximum settlement amount of $1,239.25 for each $1,000 face amount of your notes. If the final underlier level declines by up to 10.00% from the initial underlier level, you will receive the face amount of your notes. If the final underlier level declines by more than 10.00% from the initial underlier level, the return on your notes will be negative. Specifically, you will lose approximately 1.1111% for every 1% negative underlier return below the buffer level. You could lose your entire investment in the notes.

To determine your cash settlement amount, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

♦	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 150% times (c) the underlier return, subject to the maximum settlement amount;

♦	if the underlier return is zero or negative but not below -10.00% (the final underlier level is equal to or less than the initial underlier level but not by more than 10.00%), $1,000; or

♦

if the underlier return is negative and is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 111.11% times (b) the sum of the underlier return plus 10.00% times (c) $1,000.

Any appreciation of the U.S. dollar between the trade date and the determination date against the euro will negatively impact the return on the U.S. dollar value of the underlier and the return on your notes.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Additional Risk Factors Specific To Your Notes” on page 10 of this pricing supplement. You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated initial value of the notes as of the trade date is $975.00 per $1,000 face amount. The estimated initial value of the notes was determined as of the close of the relevant markets on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the notes, see “Additional Risk Factors Specific To Your Notes — Fair Value Considerations” and “Additional Risk Factors Specific To Your Notes — Limited or No Secondary Market and Secondary Market Price Considerations” beginning on page 11 of this pricing supplement.

Original issue date:	August 22, 2017	Original issue price*:	100.00% of the face amount
Underwriting discount*:	2.00% of the face amount	Net proceeds to the issuer:	98.00% of the face amount

* The original issue price for certain investors is 98.00% of the face amount, reflecting a foregone underwriting discount with respect to such notes; see “Supplemental plan of distribution (conflicts of interest); secondary markets (if any)” on page 4.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

UBS Securities LLC

Pricing Supplement dated August 15, 2017.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

UBS Securities LLC, our affiliate, will purchase the notes from UBS for distribution to one or more registered broker dealers (“dealers”). UBS Securities LLC, the dealers or any of their respective affiliates may use this pricing supplement in market-making transactions in notes after their initial sale. Unless UBS, UBS Securities LLC, the dealers or any of their respective affiliates selling such notes to you informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental plan of distribution (conflicts of interest); secondary markets (if any)” in this pricing supplement and “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

SUMMARY INFORMATION

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the notes and an index supplement for various securities we may offer, including the notes), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 1-877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Underlier-Linked Notes product supplement dated May 2, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000119312516572379/d174905d424b2.htm
♦	Index Supplement dated April 29, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000119312516569883/d163530d424b2.htm
♦	Prospectus dated April 29, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000119312516569341/d161008d424b3.htm

References to ‘‘UBS,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, ‘‘notes’’ refer to the Capped Leveraged Buffered EURO STOXX 50® Index-Linked Medium-Term Notes that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying product supplement’’ mean the UBS Underlier-Linked Notes product supplement, dated May 2, 2016, references to the “accompanying index supplement” mean the UBS index supplement dated April 29, 2016 and references to the ‘‘accompanying prospectus’’ mean the UBS prospectus titled ‘‘Debt Securities and Warrants,’’ dated April 29, 2016.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” beginning on page 10 and in “Risk Factors” on page PS-35 in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisors before deciding to invest in the notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

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Investor Suitability

The notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.
♦	You understand that your return on the notes is subject to changes in both the underlying currency exchange rate and the underlier, meaning you could have a negative return even if the unadjusted level of the underlier appreciates or even if the USD/EUR exchange rate (expressed as the number of U.S. dollars per one euro) increases.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the full downside market risk of an investment in the U.S. dollar value of the underlier, subject to the buffer level.
♦	You believe the U.S. dollar value of the underlier will appreciate over the term of the notes and the final underlier level is unlikely to exceed the cap level, which is 115.95% of the initial underlier level.
♦	You understand and accept that your return on the notes is limited by the maximum settlement amount and you are willing to invest in the notes based on the maximum settlement amount of $1,239.25 for each $1,000.00 face amount of your notes.
♦	You can tolerate fluctuations in the price of the notes throughout their term that may be similar to or exceed the downside fluctuations in the U.S. dollar value of the underlier.
♦	You do not seek guaranteed current income from your investment and are willing to forego any dividends paid on the stocks included in the underlier (the “underlier stocks”).
♦	You are willing to hold the notes to maturity, a term of approximately 24 months, and accept that there may be little or no secondary market for the notes.
♦	You seek an investment with exposure to companies in the Eurozone and the USD/EUR exchange rate (expressed as the number of U.S. dollars per one euro).
♦	You are willing to assume the credit risk of UBS for all payments under the notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.
♦	You understand that the estimated initial value of the notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the notes, the price (not including their customary bid-ask spreads) will temporarily exceed the internal pricing model price.

The notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.
♦	You do not understand that your return on the notes is subject to changes in both the underlying currency exchange rate and the underlier, meaning you could have a negative return even if the unadjusted level of the underlier appreciates or even if the USD/EUR exchange rate (expressed as the number of U.S. dollars per one euro) increases.
♦	You require an investment designed to guarantee a full return of principal at maturity.
♦	You cannot tolerate a loss of all or a substantial portion of your investment and are not willing to make an investment that may have the full downside market risk of an investment in the U.S. dollar value of the underlier, subject to the buffer level.
♦	You believe that the U.S. dollar value of the underlier will decline during the term of the notes and the final underlier level will likely be less than the initial underlier level by more than 10.00%, or you believe the U.S. dollar value of the underlier will appreciate over the term of the notes and that the final underlier level is likely to exceed the cap level, which is 115.95% of the initial underlier level.
♦	You seek an investment that has unlimited return potential without a cap on appreciation and you are unwilling to invest in the notes based on the maximum settlement amount of $1,239.25 for each $1,000.00 face amount of your notes.
♦	You cannot tolerate fluctuations in the price of the notes throughout their term that may be similar to or exceed the downside fluctuations in the U.S. dollar value of the underlier.
♦	You seek guaranteed current income from this investment or prefer to receive the dividends paid on the underlier stocks.
♦	You do not seek an investment with exposure to companies in the Eurozone and the USD/EUR exchange rate (expressed as the number of U.S. dollars per one euro).
♦	You are unable or unwilling to hold the notes to maturity, a term of approximately 24 months, or you seek an investment for which there will be an active secondary market.
♦	You are not willing to assume the credit risk of UBS for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Additional Risk Factors Specific To Your Notes” in this pricing supplement and the more detailed “Risk Factors’’ in the accompanying product supplement for risks related to an investment in the notes.

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KEY TERMS

Issuer: UBS AG, London Branch

Underlier: EURO STOXX 50® Index (Bloomberg symbol, “SX5E Index”), as maintained by STOXX Limited (“STOXX”)

Specified currency: U.S. dollars (“$”)

Underlying currency: euro (“€”)

Terms to be specified in accordance with the accompanying product supplement:

♦	type of notes: notes linked to a single underlier
♦	averaging dates: not applicable
♦	cap level: yes, as described below
♦	buffer level: yes, as described below
♦	interest: not applicable

Face amount: Each note will have a face amount of $1,000; $7,905,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price, underwriting discount, and net proceeds of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Purchase at amount other than face amount: The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific To Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” in this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental U.S. Tax Considerations” in the accompanying product supplement. Pursuant to this approach, it is the opinion of Cadwalader, Wickersham & Taft LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. The Internal Revenue Service might not agree with this treatment, however, in which case, the timing and character of income or loss on your note could be materially and adversely affected.

Additionally, we will not attempt to ascertain whether any issuers of the underlier stocks would be treated as a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”). If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply to U.S. holders upon the taxable disposition (including cash settlement) of the notes. You should refer to information filed with the Securities and Exchange Commission or an equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if any such entity is or becomes a PFIC.

Subject to the paragraph below, investors should read the discussion under “Supplemental U.S. Tax Considerations — Non-United States Holders — Foreign Account Tax Compliance Act” beginning on page PS-77 in the accompanying product supplement and consult their tax advisors concerning the potential application of The Foreign Account Tax Compliance Act.

A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities.  The withholding tax can apply even if the instrument does not provide for payments that reference dividends.  Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid  on all other specified equity-linked instruments issued after 2018.

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Based on our determination that the notes are not “delta-one” with respect to the underlier or any U.S. underlier stocks, our counsel is of the opinion that the notes should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the underlier or underlier stocks or your notes, and following such occurrence your notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the notes under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of the underlier or underlier stocks or the notes. A non-U.S. holder that enters, or has entered, into other transactions in respect of the underlier or underlier stocks or the notes should consult its tax advisor regarding the application of Section 871(m) of the Code to its notes in the context of its other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the notes.

Pursuant to final and temporary Treasury regulations and Notice 2015-66, the withholding and reporting requirements under FATCA generally apply to certain “withholdable payments” and, if made after December 31, 2018, payments of certain gross proceeds on a sale or disposition and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term “foreign pass-thru payment” are published). We will not pay additional amounts with respect to such withholding taxes discussed above.

For more information about the tax consequences of an investment in the notes, you should review carefully the section of the accompanying product supplement entitled “Supplemental U.S. Tax Considerations”.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

♦	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;
♦	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;
♦	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or
♦	if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount.

Initial underlier level: 4,056.8392335

Final underlier level: the closing level of the underlier times the underlying currency exchange rate, each as calculated on the determination date, except, with respect to the underlier, in the limited circumstances described under “General Terms of the Notes — Market Disruption Event — Consequences of a Market Disruption Event or a Non-Trading Day” and “General Terms of the Notes — Discontinuance of or Adjustments to the Underlier or a Basket Underlier; Alteration of Method of Calculation” in the accompanying product supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 150.00%

Cap level: 115.95% of the initial underlier level

Maximum settlement amount: $1,239.25

Buffer level: 3,651.15531015, which is 90.00% of the initial underlier level

Buffer amount: 10.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 111.11%

Underlying currency exchange rate: The WM Company/Reuters Closing spot rate of the euro relative to the U.S. dollar (expressed as the number of U.S. dollars per one euro) as published on Bloomberg page WMCO, or any successor page thereto, under the caption “MID” at approximately 4:00 P.M., London time on the relevant date; provided that, if the rate is not displayed on the relevant Bloomberg page on any relevant date, the average (mean) of the bid quotations in New York City received by the calculation agent at approximately 3:00 P.M., New York City time, on such date, from as many recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation), but not exceeding three, as will make such bid quotations available to the calculation agent for the purchase of the euro for U.S. dollars for settlement in two business days in the aggregate

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amount of U.S. dollars payable to holders of the notes. If the calculation agent is unable to obtain at least one such bid quotation, the calculation agent will determine the underlying currency exchange rate.

Trade date: August 15, 2017

Original issue date (settlement date): August 22, 2017

Determination date: August 15, 2019, subject to adjustment as described under “General Terms of the Notes — Determination Date” in the accompanying product supplement

Stated maturity date: August 20, 2019, subject to adjustment as described under “General Terms of the Notes — Stated Maturity Date” in the accompanying product supplement

Additional Market Disruption Event: Notwithstanding any provision to the contrary in the accompanying product supplement, if the underlier is calculated and published by its sponsor, a market disruption event may occur if (a) underlier stocks constituting 20% or more, by weight, of the underlier, or (b) any option or futures contracts, if available, relating to (i) the underlier or (ii) underlier stocks constituting 20% or more, by weight, of the underlier do not trade on what were the respective primary markets for those underlier stocks or contracts, as determined by the calculation agent, including when one or more applicable markets are closed for trading under ordinary circumstances.

No interest: The offered notes do not bear interest.

No redemption: The offered notes will not be subject to a redemption right or price dependent redemption right.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

Closing level: as described under “General Terms of the Notes — Closing Level” in the accompanying product supplement

Business day: as described under “General Terms of the Notes — Business Day” in the accompanying product supplement

Trading day: When we refer to a trading day with respect to the underlier, we mean a day on which the underlier is calculated and published by its underlier sponsor, regardless of whether one or more of the principal securities markets for the underlier stocks are closed on that day.

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” in the accompanying product supplement

ERISA: as described under “ERISA Considerations” in the accompanying product supplement

Supplemental plan of distribution (conflicts of interest); secondary markets (if any): UBS has agreed to sell to UBS Securities LLC, and UBS Securities LLC has agreed to purchase from UBS, the aggregate face amount of the notes specified on the front cover of this pricing supplement. UBS Securities LLC initially offered the notes to the public at an original issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession of 2.00% of the face amount. The original issue price for notes purchased by certain fee-based advisory accounts is 98.00% of the face amount, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes is 0.00%).

We expect to deliver the notes against payment therefor in New York, New York on August 22, 2017, which is the fifth business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in the offering within the meaning of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121.

UBS Securities LLC and its affiliates may offer to buy or sell the notes in the secondary market (if any) at prices greater than UBS’ internal valuation: The value of the notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliate’s customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 3 months after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other requests from and negotiated arrangements with selling agents.

Notwithstanding the foregoing, UBS Securities LLC and its affiliates are not required to make a market for the notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the notes, see

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“Additional Risk Factors Specific To Your Notes — Fair value considerations” and “Additional Risk Factors Specific To Your Notes — Limited or No Secondary Market and Secondary Market Price Considerations” in this pricing supplement.

Calculation agent: UBS Securities LLC

CUSIP no.: 90270KLW7

ISIN no.: US90270KLW70

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

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HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels or underlying currency exchange rates on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level or underlying currency exchange rate will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier and the underlying currency exchange rate have been volatile in the past — meaning that the underlier level and the underlying currency exchange rate have changed considerably in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and the underlying currency exchange rate and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to our pricing models) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific To Your Notes — Fair Value Considerations — The Issue Price You Pay for the Notes Exceeds Their Estimated Initial Value” in this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000.00
Upside participation rate	150.00%
Cap level	115.95%
Maximum settlement amount	$1,239.25
Buffer level	90.00% of the initial underlier level
Buffer rate	Approximately 111.11%
Buffer amount	10.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date.
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier. Notes are purchased on original issue date at the face amount and held to the stated maturity date.

The actual performance of the U.S. dollar value of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels and the underlying currency exchange rate shown elsewhere in this pricing supplement. For information about the historical levels of the underlier and the historical underlying currency exchange rate during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” and “The Underlier — Historical Underlying Currency Exchange Rate” in this pricing supplement.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

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The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
140.000%	123.925%
130.000%	123.925%
115.950%	123.925%
115.000%	122.500%
110.000%	115.000%
105.000%	107.500%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
80.000%	88.889%
70.000%	77.778%
60.000%	66.667%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 27.778% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 140.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 123.925% of each $1,000.00 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 115.950% of the initial underlier level.

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The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 115.950% (the section right of the 115.950% marker on the horizontal axis) would result in a capped return on your investment.

The following two examples show the effects of the underlying currency exchange rate on the cash settlement amount. On any trading day, the U.S. dollar value of the underlier will equal the product of the closing level of the underlier on such trading day multiplied by the underlying currency exchange rate on such trading day. Accordingly, changes in the underlying currency exchange rate may impact the amount payable on the stated maturity date, if any, and the market value of the notes. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1: The hypothetical final underlier level is greater than or equal to the cap level.

Hypothetical closing level of the underlier on the trade date prior to U.S. dollar adjustment	Hypothetical underlying currency exchange rate on the trade date	Hypothetical U.S. dollar value of the underlier on the trade date (initial underlier level)	Hypothetical closing level of the underlier on the determination date prior to U.S. dollar adjustment	Hypothetical underlying currency exchange rate on the determination date	Hypothetical U.S. dollar value of the underlier on the determination date (final underlier level)
3,500.00	1.20000	4,200.00	4,375.00	1.20000	5,250.00

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated from the hypothetical closing level on the trade date by 25.00%. In addition, the hypothetical underlying currency exchange rate on the trade date is equal to the hypothetical underlying currency exchange rate on the determination date.

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Because the hypothetical final underlier level is equal to or greater than the cap level, the cash settlement amount that we would deliver on your notes at maturity would be equal to the maximum settlement amount of $1,239.25. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over the cap level.

Example 2: The hypothetical final underlier level is less than the buffer level.

Hypothetical closing level of the underlier on the trade date prior to U.S. dollar adjustment	Hypothetical underlying currency exchange rate on the trade date	Hypothetical U.S. dollar value of the underlier on the trade date (initial underlier level)	Hypothetical closing level of the underlier on the determination date prior to U.S. dollar adjustment	Hypothetical underlying currency exchange rate on the determination date	Hypothetical U.S. dollar value of the underlier on the determination date (final underlier level)
3,500.00	1.20000	4,200.00	3,850.00	0.87273	3,360.0105

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated from the hypothetical closing level of the underlier on the trade date by 10.00%. However, the euro has depreciated against the U.S. dollar by approximately 27.27%.

Because the hypothetical final underlier level is less than the buffer level, the cash settlement amount that we would deliver on your notes at maturity would be equal to the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate of approximately 111.11% times (iii) the sum of the underlier return of approximately -20.00% plus the buffer amount of 10.00%. Therefore, the cash settlement amount in this example would be equal to approximately $888.89.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific To Your Notes – Market Risk” and “Additional Risk Factors Specific To Your Notes – If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level, the underlying currency exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

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ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus, dated April 29, 2016, and “Risk Factors” in the accompanying product supplement, dated May 2, 2016. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated April 29, 2016, as supplemented by the accompanying index supplement, dated April 29, 2016 and the accompanying product supplement, dated May 2, 2016, of UBS. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment In The Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the U.S. dollar value of the underlier as measured from the initial underlier level set on the trade date to the final underlier level determined on the determination date. If the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes. Specifically, you will lose approximately 1.1111% for every 1% negative underlier return below the buffer level.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Upside Participation Rate Applies Only At Maturity

You should be willing to hold your notes to maturity. If you are able to sell your notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the upside participation rate of the notes and the return you realize may be less than the then-current underlier return multiplied by the upside participation rate, even if such return is positive. You can receive the full benefit of any positive underlier return multiplied by the upside participation rate subject to the maximum settlement amount, only if you hold your notes to maturity.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier or the underlying currency relative to the specified currency over the life of your notes and the positive effects of the upside participation rate on any positive underlier return will be limited because of the cap level. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the U.S. dollar value of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier and/or the underlying currency.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a conventional debt security of comparable maturity that bears interest at a prevailing market rate.

The Notes Are Subject to the Credit Risk of the Issuer

The notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the notes and you could lose your entire initial investment.

Market Risk

The return on the notes is directly linked to the performance of the U.S. dollar value of the underlier and indirectly linked to the U.S. dollar value of the underlier stocks, and the extent to which the underlier return is positive or negative. The level of the underlier and the underlying currency exchange rate can rise or fall sharply due to factors specific to the underlier stocks and the underlying currency, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You may lose some or all of your initial investment.

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Fair Value Considerations

The Issue Price You Pay for the Notes Exceeds Their Estimated Initial Value

The issue price you pay for the notes exceeds their estimated initial value as of the trade date due to the inclusion in the issue price of the hedging costs, underwriting discount, issuance costs and projected profits. As of the close of the relevant markets on the trade date, we have determined the estimated initial value of the notes by reference to our internal pricing models and it is set forth in this pricing supplement. The pricing models used to determine the estimated initial value of the notes incorporate certain variables, including the level of the underlier, the underlying currency exchange rate, the volatility of the underlier and the underlying currency exchange rate, the expected dividends on the underlier stocks, prevailing interest rates, the term of the notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The hedging costs, underwriting discount, issuance costs, projected profits and the difference in rates will reduce the economic value of the notes to you. Due to these factors, the estimated initial value of the notes as of the trade date is less than the issue price you pay for the notes.

The Estimated Initial Value Is a Theoretical Price; the Actual Price that You May Be Able to Sell Your Notes in Any Secondary Market (if Any) at Any Time After the Trade Date May Differ From the Estimated Initial Value

The value of your notes at any time will vary based on many factors, including the factors described above and in “—Market Risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the notes determined by reference to our internal pricing models. The estimated initial value of the notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your notes in any secondary market at any time.

Our Actual Profits May Be Greater or Less than the Differential Between the Estimated Initial Value and the Issue Price of the Notes as of the Trade Date

We may determine the economic terms of the notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the notes.

Limited or No Secondary Market and Secondary Market Price Considerations

There May Be Little or No Secondary Market for the Notes

The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the notes will develop. UBS Securities LLC and its affiliates may make a market in the notes, although they are not required to do so and may stop making a market at any time. If you are able to sell your notes prior to maturity, you may have to sell them at a substantial loss. The estimated initial value of the notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your notes in any secondary market at any time.

The Price at which UBS Securities LLC and Its Affiliates May Offer to Buy the Notes in the Secondary Market (if Any) May Be Greater than UBS’ Valuation of the Notes at that Time, Greater than Any Other Secondary Market Prices Provided by Unaffiliated Dealers (if Any) and, Depending on Your Broker, Greater than the Valuation Provided on Your Customer Account Statements

For a limited period of time following the issuance of the notes, UBS Securities LLC or its affiliates may offer to buy or sell such notes at a price that exceeds (i) our valuation of the notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the hedging costs, underwriting discount issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Summary Information – Key Terms – “Supplemental plan of distribution (conflicts of interest); secondary markets (if any)” herein. Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the notes. As described above, UBS Securities LLC and its affiliates are not required to make a market for the notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Securities LLC reflects this temporary positive differential on its customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

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Price of Notes Prior to Maturity

The market price of the notes will be influenced by many unpredictable and interrelated factors, including the level of the underlier; the underlying currency exchange rate, the volatility of the underlier and the underlying currency exchange rate; the dividend rate paid on the underlier stocks; the time remaining to the maturity of the notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS and the then current bid-ask spread for the notes.

Impact of Fees and the Use of Internal Funding Rates Rather than Secondary Market Credit Spreads on Secondary Market Prices

All other things being equal, the use of the internal funding rates described above under “—Fair Value Considerations” as well as the inclusion in the original issue price of hedging costs, underwriting discount, issuance costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the notes in any secondary market.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier or the Underlying Currency Exchange Rate at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier and the underlying currency exchange rate on the determination date, except, with respect to the underlier, in the limited circumstances described under “General Terms of the Notes – Consequences of a Market Disruption Event or a Non-Trading Day” and “General Terms of the Notes – Discontinuance of or Adjustments to the Underlier or a Basket Underlier; Alteration of Method of Calculation” in the accompanying product supplement. Therefore, if the closing level of the underlier or the underlying currency exchange rate dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier and the underlying currency exchange rate prior to such drop in the U.S. dollar value of the underlier. Although the actual U.S. dollar value of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the U.S. dollar value of the underlier at any time other than on the determination date.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price, underwriting discount, and net proceeds of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the original issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

In addition, the impact of the buffer level on the return on your investment, and the extent to which the buffer level will diminish your exposure to any negative underlier return will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the buffer level, while still providing some protection against exposure to any negative underlier return, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Lastly, the impact of the cap level on the return on your investment, and the extent to which the cap level will diminish your exposure to any positive underlier return (as leveraged by the upside participation rate), will also depend on the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

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The Underlier Reflects Price Return, Not Total Return

The return on your notes is based on the U.S. dollar performance of the underlier, which reflects the changes in the market prices of the underlier stocks. It is not, however, linked to a ‘‘total return’’ index or strategy, which, in addition to reflecting those converted price returns, would also reflect dividends paid on the underlier stocks. The return on your notes will not include such a total return feature or dividend component.

The Notes are Considered “Hold To Maturity” Products

Generally, there is no liquid market for the notes.

Changes Affecting The Underlier Could Have An Adverse Effect On The Value of The Notes

The policies of STOXX, the sponsor of the underlier (the ‘‘underlier sponsor’’), concerning additions, deletions and substitutions of the underlier stocks and the manner in which the underlier sponsor takes account of certain changes affecting those underlier stocks may adversely affect the level of the underlier. The policies of the underlier sponsor with respect to the calculation of the underlier could also adversely affect the level of the underlier. The underlier sponsor may discontinue or suspend calculation or dissemination of the underlier. Any such actions could have an adverse effect on the value of the notes.

Your Notes Are Subject to Non-U.S. Securities Market Risk

The EURO STOXX 50® Index is subject to risks associated with non-U.S. securities markets, specifically the Eurozone. An investment in the notes linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the underlying currency exchange rate. The United Kingdom has voted to leave the European Union (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes are Subject to Foreign Currency Exchange Rate Risk

The closing level of the underlier will be adjusted to reflect its U.S. dollar value by converting the closing level of the underlier from euros (in which it is denominated) to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the euro (if it takes fewer U.S. dollars to purchase one euro on the determination date than on the trade date), you may lose all or a significant part of your investment in the notes, even if the value of the underlier increases over the life of your notes.

The underlying currency exchange rate may vary considerably during the life of your notes. Changes in the underlying currency exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

♦	rates of inflation
♦	interest rate levels;
♦	the balance of payments among the relevant countries;
♦	the extent of government surpluses or deficits in the Eurozone and the United States; and
♦	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the relevant European governments and the United States and other countries important to international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the underlier or other de facto restrictions on the repatriation of U.S. dollars.

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Various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the U.S. Department of Justice (“DOJ”), the SEC, the U.S. Commodity Futures Trading Commission (“CFTC”), the Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the UK Financial Conduct Authority (“FCA”). In 2014, we reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS Group relating to its foreign exchange businesses. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (“Federal Reserve Order”) to UBS. Additionally, UBS has been granted conditional leniency or conditional immunity by the Antitrust Division of the DOJ (“Antitrust Division”) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, we will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against us. We have also been granted conditional immunity by authorities in certain jurisdictions in connection with potential competition law violations relating to foreign exchange businesses and, as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to our continuing cooperation as the leniency applicant. Investigations relating to foreign exchange matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions. UBS Group has entered into a settlement agreement that, subject to final court approval, would resolve all U.S. federal court class actions brought against it by persons who engaged in foreign currency transactions with UBS and other defendant banks.

Owning the Notes Is Not the Same as Owning the Underlying Currency

The return on your notes will not reflect the return you would realize if you actually purchased the underlying currency. The return on the notes also depends on the performance of the underlier and is subject to the maximum settlement amount. Further, even if the underlying currency appreciates against the specified currency during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the underlying currency to appreciate while the market value of the notes declines.

Intervention in the Foreign Currency Exchange Markets by a Country Issuing the Underlying Currency Could Materially and Adversely Affect the Value of Your Notes

Intervention in the foreign currency exchange markets by the relevant countries issuing the underlying currency could materially and adversely affect the value of your notes

Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the underlying currency or the U.S. dollar use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Currency developments may occur in a country issuing the currency of the non-U.S. dollar denominated underlier to which your notes are linked. Often, these currency developments impact foreign currency exchange rates in ways that cannot be predicted.

Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing notes linked to foreign currencies is that their liquidity, trading value and payment amount could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

There will be no offsetting adjustment or change made during the life of your notes in the event that any floating exchange rate should become fixed, any fixed exchange rate should be allowed to float, or that any band limiting the float of the underlying currency should be altered or removed. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the underlying currency, the U.S. dollar, or any other currency.

A weakening in the exchange rate of the underlying currency relative to the U.S. dollar may have a material adverse effect on the value of your notes and the return on an investment in your notes.

UBS Cannot Control Actions By the Underlier Sponsor and the Underlier Sponsor Has No Obligation To Consider Your Interests

UBS and its affiliates are not affiliated with the underlier sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlier. The underlier sponsor is not involved in the notes offering in any way and has no obligation to consider your interest as an owner of the notes in taking any actions that might affect the market value of your notes.

Potential Conflict of Interest

UBS and its affiliates may engage in business related to the underlier or underlier stocks, which may present a conflict between the obligations of UBS and you, as a holder of the notes. There are also potential conflicts of interest between you and the calculation

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agent, which will be an affiliate of UBS. The calculation agent will determine the underlier return and the cash settlement amount based on the closing level of the underlier and the underlying currency exchange rate on the determination date. The calculation agent can postpone the determination of the final underlier level if a market disruption event occurs and is continuing on the determination date. As UBS determines the economic terms of the notes, including the upside participation rate, the cap level and the buffer level, and such terms include hedging costs, underwriting discount, issuance costs and projected profits, the notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.

Furthermore, given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending the sale of your notes in the secondary market. UBS or its affiliates may earn additional profits (or potentially incur losses) as a result of payments pursuant to such hedging activities. In performing these duties, the economic interests of UBS, UBS Securities LLC, the dealers or their respective affiliates are potentially adverse to your interests as an investor in the notes. Additionally, hedging activities may adversely affect the market value of your notes and the amount we will pay on your notes.

Potentially Inconsistent Research, Opinions or Recommendations By UBS

UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the underlier and underlying currency exchange rate to which the notes are linked.

Under Certain Circumstances, the Swiss Financial Market Supervisory Authority (“FINMA”) has the Power to Take Actions That May Adversely Affect the Notes

Pursuant to article 25 et seq. of the Swiss Banking Act, FINMA has broad statutory powers to take measures and actions in relation to UBS if it (i) is overindebted, (ii) has serious liquidity problems or (iii) fails to fulfill the applicable capital adequacy provisions after expiration of a deadline set by FINMA. If one of these prerequisites is met, the Swiss Banking Act grants significant discretion to FINMA to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings. In a restructuring proceeding, the resolution plan may, among other things, (a) provide for the transfer of UBS’s assets or a portion thereof, together with debts and other liabilities, and contracts of UBS, to another entity, (b) provide for the conversion of UBS’s debt and/or other obligations, including its obligations under the notes, into equity, and/or (c) potentially provide for haircuts on obligations of UBS, including its obligations under the notes. Although no precedent exists, if one or more measures under the revised regime were imposed, such measures may have a material adverse effect on the terms and market value of the notes and/or the ability of UBS to make payments thereunder.

Uncertain Tax Treatment

Significant aspects of the tax treatment of the Notes are uncertain. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the notes, and we do not plan to request a ruling from the Internal Revenue Service (“IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as pre-paid financial contracts that are not debt. Accordingly, it is possible that your notes could alternatively be treated for tax purposes, and that the timing and character of the income or loss on your notes could be materially and adversely affected.

The IRS released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether the holder of an instrument similar to the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” in the accompanying product supplement, unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

Prospective purchasers of notes should consult their tax advisors as to the U.S. federal, state, local, non.-U.S. and other tax consequences to them of the purchase, ownership and disposition of the notes. For more information, see ‘‘Supplemental U.S. Tax Considerations’’ in the accompanying product supplement.

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VALIDITY OF THE NOTES

In the opinion of Cadwalader, Wickersham & Taft LLP, as special counsel to the issuer, when the notes offered by this pricing supplement have been executed and issued by the issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the notes will be valid and binding obligations of the issuer, enforceable against the issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Swiss law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Homburger AG, Swiss legal counsel for the issuer, in its opinion dated June 20, 2017 filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 6-K on June 20, 2017. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the notes, authentication of the notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated June 15, 2015 filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 6-K on June 15, 2015.

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THE UNDERLIER

We have derived all information contained in this pricing supplement regarding the EURO STOXX 50® Index, including without limitation, its make-up, method of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by STOXX Limited. The information included below supplements the description of the EURO STOXX 50® Index found in the accompanying index supplement. Additional information regarding the EURO STOXX 50® Index may be obtained from the STOXX Limited website: stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.

STOXX Limited has no obligation to continue to publish the EURO STOXX 50® Index, and may discontinue publication of the EURO STOXX 50® Index at any time. The EURO STOXX 50® Index is determined, comprised and calculated by STOXX Limited without regard to the notes.

The EURO STOXX 50® Index covers 50 stocks of market sector leaders mainly from 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The EURO STOXX 50® Index captures a selection of the largest stocks among the 19 EURO STOXX regional Supersector indices. The largest stocks within those indices are added to the selection list until coverage is approximately 60% of the free float market capitalization of the corresponding EURO STOXX Total Market Index (the “EURO STOXX TMI”) Supersector Index and from that selection list the 50 stocks are selected. The EURO STOXX 50® Index universe is defined as all components of the 19 EURO STOXX Regional Supersector indices. The EURO STOXX Supersector indices represent the Eurozone portion of the STOXX 600 Supersector indices, which contain the 600 largest stocks traded on the major exchanges of 18 European countries. Each component’s weight is capped at 10% of the EURO STOXX 50® Index’s total free-float market capitalization.

The EURO STOXX 50® Index is calculated using a divisor that helps to maintain the continuity of the index’s value so that corporate actions do not artificially increase or decrease the level of the EURO STOXX 50® Index. The divisor is calculated by starting with the previous divisor in effect for the EURO STOXX 50® Index (which we call the “original divisor value”) and multiplying it by a fraction, the numerator of which is the previous free float market capitalization of the EURO STOXX 50® Index, plus or minus the difference between the closing market capitalization of the EURO STOXX 50® Index and the adjusted closing market capitalization of the EURO STOXX 50® Index, and the denominator of which is the previous free float market capitalization of the EURO STOXX 50. The adjusted free float market capitalization is calculated for stocks of companies that have experienced a corporate action of the type described below as of the time the new divisor value is being calculated using the free float market capitalization calculated with adjusted closing prices, the new number of shares, and the new free float factor minus the free float market capitalization calculated with that stock’s original closing price, number of shares, and free float factor, in each case as used in calculating the original divisor value.

The top ten constituent stocks of the EURO STOXX 50® Index as of June 30, 2017, by weight, are: Total S.A. (4.62%), Siemens AG (4.39%), Sanofi (4.13%), Bayer AG (4.02%), SAP SE (3.92%), Banco Santander S.A. (3.63%), Allianz SE (3.38%), Unilever N.V. (3.26%), BASF SE (3.20%) and Anheuser-Busch InBev N.V. (3.08%); constituent weights may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically.

As of June 30, 2017, the top ten industry sectors which comprise the EURO STOXX 50® Index represent the following weights in the index: Banks (15.9%), Chemicals (9.0%), Health Care (7.7%), Industrial Goods & Services (10.3%), Insurance (6.7%), Oil & Gas (6.1%), Personal & Household Goods (9.1%), Technology (7.1%) , Telecommunications (5.1%) and Utilities (5.1%); industry weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of June 30, 2017, the eight countries which comprise the EURO STOXX 50® Index represent the following weights in the index: Belgium (3.1%), Finland (1.3%), France (36.0%), Germany (33.1%), Ireland (1.1%), Italy (4.7%), Netherlands (9.8%) and Spain (10.8%); country weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf and are updated periodically.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the EURO STOXX 50® Index.

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Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

The following table sets forth the quarterly high and low closing levels for the underlier, based on the daily closing level as reported by Bloomberg Professional® service (“Bloomberg”), without independent verification. UBS has not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The closing level of the underlier on August 15, 2017 was 3,461.91. Past performance of the underlier is not indicative of the future performance of the underlier.

Quarterly Closing High, Closing Low and Closing Levels of the Underlier*

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Quarterly Close
1/2/2013	3/28/2013	2,749.27	2,570.52	2,624.02
4/1/2013	6/28/2013	2,835.87	2,511.83	2,602.59
7/1/2013	9/30/2013	2,936.20	2,570.76	2,893.15
10/1/2013	12/31/2013	3,111.37	2,902.12	3,109.00
1/2/2014	3/31/2014	3,172.43	2,962.49	3,161.60
4/1/2014	6/30/2014	3,314.80	3,091.52	3,228.24
7/1/2014	9/30/2014	3,289.75	3,006.83	3,225.93
10/1/2014	12/31/2014	3,277.38	2,874.65	3,146.43
1/2/2015	3/31/2015	3,731.35	3,007.91	3,697.38
4/1/2015	6/30/2015	3,828.78	3,424.30	3,424.30
7/1/2015	9/30/2015	3,686.58	3,019.34	3,100.67
10/1/2015	12/31/2015	3,506.45	3,069.05	3,267.52
1/4/2016	3/31/2016	3,178.01	2,680.35	3,004.93
4/1/2016	6/30/2016	3,151.69	2,697.44	2,864.74
7/1/2016	9/30/2016	3,091.66	2,761.37	3,002.24
10/3/2016	12/30/2016	3,290.52	2,954.53	3,290.52
1/3/2017	3/31/2017	3,500.93	3,230.68	3,500.93
4/3/2017	6/30/2017	3,658.79	3,409.78	3,441.88
7/3/2017*	8/15/2017*	3,527.83	3,406.34	3,461.91
*	As of the date of this pricing supplement, available information for the third calendar quarter of 2017 includes data for the period from July 3, 2017 through August 15, 2017. Accordingly, the ‘‘Quarterly Closing High,’’ ‘‘Quarterly Closing Low’’ and ‘‘Quarterly Close’’ data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2017.

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The graph below illustrates the performance of the underlier from January 3, 2007 through August 15, 2017, based on information from Bloomberg. Past performance of the underlier is not indicative of the future performance of the underlier.

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Historical Underlying Currency Exchange Rate

The USD/EUR exchange rate (expressed as the number of U.S. dollars per one euro) has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the USD/EUR exchange rate during any period shown below is not an indication that such exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical USD/EUR exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the USD/EUR exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

The following table sets forth the quarterly high and low underlying currency exchange rates, based on the daily underlying currency exchange rates as reported by Bloomberg, without independent verification. UBS has not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The underlying currency exchange rate on August 15, 2017 was 1.17185. Past performance of the underlying currency exchange rate is not indicative of the future performance of the underlying currency exchange rate.

Quarterly High, Low and Period End Underlying Currency Exchange Rate*

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2013	3/28/2013	1.36960	1.27810	1.28410
4/1/2013	6/28/2013	1.34040	1.28240	1.29990
7/1/2013	9/30/2013	1.35430	1.27860	1.35370
10/1/2013	12/31/2013	1.38150	1.33490	1.37790
1/2/2014	3/31/2014	1.39280	1.34860	1.37820
4/1/2014	6/30/2014	1.39330	1.35285	1.36915
7/1/2014	9/30/2014	1.36795	1.26325	1.26325
10/1/2014	12/31/2014	1.27805	1.21005	1.21005
1/2/2015	3/31/2015	1.20305	1.05215	1.07400
4/1/2015	6/30/2015	1.14410	1.05725	1.11420
7/1/2015	9/30/2015	1.15755	1.08535	1.11625
10/1/2015	12/31/2015	1.14360	1.05615	1.08630
1/4/2016	3/31/2016	1.13955	1.07210	1.13955
4/1/2016	6/30/2016	1.15175	1.09760	1.11095
7/1/2016	9/30/2016	1.13295	1.09740	1.12380
10/3/2016	12/30/2016	1.12180	1.03780	1.05475
1/3/2017	3/31/2017	1.08845	1.03840	1.06955
4/3/2017	6/30/2017	1.14265	1.05990	1.14055
7/3/2017*	8/15/2017*	1.18790	1.13290	1.17185

*   As of the date of this pricing supplement, available information for the third calendar quarter of 2017 includes data for the period from July 3, 2017 through August 15, 2017. Accordingly, the ‘‘Quarterly High,’’ ‘‘Quarterly Low’’ and ‘‘Quarterly Close’’ data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2017.

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The graph below illustrates the performance of the underlying currency exchange rate from January 3, 2007 through August 15, 2017, based on information from Bloomberg. Past performance of the underlying currency exchange rate is not indicative of the future performance of the underlying currency exchange rate.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying index supplement, or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying index supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying index supplement, and the accompanying prospectus is current only as of the respective dates of such documents.

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TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	ii
Investor Suitability	1
Key Terms	2
Hypothetical Examples	6
Additional Risk Factors Specific to Your Notes	10
Validity of the Notes	16
The Underlier	17

Product Supplement dated May 2, 2016
Product Supplement Summary	PS-1
Hypothetical Returns on Underlier-Linked Notes	PS-17
Hypothetical Payment Amounts on Your Notes	PS-34
Risk Factors	PS-35
General Terms of the Notes	PS-51
Use of Proceeds and Hedging	PS-70
Supplemental U.S. Tax Considerations	PS-71
ERISA Considerations	PS-79
Supplemental Plan of Distribution (Conflicts of Interest)	PS-80

Index Supplement dated April 29, 2016
Index Supplement Summary	IS-1
Underlying Indices And Underlying Index Publishers	IS-2
Dow Jones Industrial AverageTM	IS-2
NASDAQ-100 Index®	IS-4
Russell 2000® Index	IS-7
S&P 500® Index	IS-12
Commodity Indices	IS-17
Bloomberg Commodity IndexSM	IS-17
UBS Bloomberg Constant Maturity Commodity Index Excess Return	IS-24
Non-U.S. Indices	IS-29
EURO STOXX 50® Index	IS-29
FTSETM 100 Index	IS-31
Hang Seng China Enterprises Index	IS-35
MSCI Indexes	IS-38
MSCI-EAFE® Index	IS-38
MSCI® Emerging Markets IndexSM	IS-38
MSCI® Europe Index	IS-38

Prospectus dated April 29, 2016
Introduction	1
Cautionary Note Regarding Forward-Looking Statements	3
Incorporation of Information About UBS AG	5
Where You Can Find More Information	6
Presentation of Financial Information	7
Limitations on Enforcement of U.S. Laws Against UBS, Its Management and Others	7
UBS	8
Swiss Regulatory Powers	11
Use of Proceeds	12
Description of Debt Securities We May Offer	13
Description of Warrants We May Offer	33
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Legal Ownership and Book-Entry Issuance	48
Considerations Relating to Indexed Securities	53
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	56
U.S. Tax Considerations	59
Tax Considerations Under the Laws of Switzerland	70
Benefit Plan Investor Considerations	72
Plan of Distribution	74
Conflicts of Interest	75
Validity of the Securities	76
Experts	76

$7,905,000

UBS AG

Capped Leveraged Buffered EURO STOXX 50® Index-Linked Medium-Term Notes due August 20, 2019

UBS Securities LLC

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